767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

July 6, 2015

VIA EDGAR TRANSMISSION

Mara Ransom

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ollie’s Bargain Outlet Holdings, Inc. Registration Statement on Form S-1 Response dated July 2, 2015 File No. 333-204942

Dear Ms. Ransom:

On behalf of our client, Ollie’s Bargain Outlet Holdings, Inc., a Delaware corporation (the “Company”), we are submitting electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-204942) (the “Registration Statement”). In connection with such submission, set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated July 2, 2015. We are sending to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2.

Dilution, page 43

1.	You state that if the underwriters were to fully exercise their option to purchase additional shares, the dilution in net tangible book value per share to new investors in this offering would be $11.04. Please provide us with your calculation supporting the dilution per share amount of $11.04.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its disclosure to reflect the dilution in net tangible book value (deficit) per share of $(16.96) if the underwriters were to fully exercise their option to purchase additional shares. The Company calculated the dilution in net tangible book value (deficit) of $(16.96) per share by adding the pro forma as adjusted net tangible book value (deficit), assuming that the underwriters fully exercise their option to purchase additional shares, of $(2.96) to the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of the prospectus. Please see page 43 for the revised disclosure.

2.	You state that if the offering price were to increase or decrease by $1.00, the pro forma as adjusted net tangible book value per share and the dilution in net tangible book value per share to new investors in this offering would each change by $0.38. Please provide us with your calculations supporting this change of $0.38.

The Company acknowledges the Staff’s comment respectfully advises the Staff that it has revised its disclosure to reflect a change of $0.15 in the pro forma as adjusted net tangible book value per share and the dilution in net tangible book value per share if the offering price were to increase or decrease by $1.00. Please see page 43 for the revised disclosure.

The Company calculated the change in net tangible book value per share and the dilution in net tangible book value per share upon such increase in offering price as set forth below:

Number of shares in offering	8,925,000
Increase in price per share assumed	$1.00

Gross additional proceeds	$8,925,000
Less Commissions	$(602,438)

Net additional proceeds	$8,322,562

Pro forma as adjusted shares outstanding	57,119,890

Change in pro forma as adjusted net tangible book value (deficit) per share	$0.15

3.	We note the table at the top of page 44 presenting the cash consideration paid to you by the existing shareholders and by the new investors. We have the following comments:

•	Please provide us with your calculations supporting total effective cash consideration paid by your existing shareholders of $416,352,000.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that its calculations supporting the total effective cash consideration paid by its existing shareholders is as set forth below:

Cash consideration received from sale of 53,203,140 shares in September 2012	$462,636,000
Cash paid for repurchase of 4,999,625 shares in fiscal year 2013	$(46,198,000)
Cash paid for repurchase of 2,875 shares in fiscal year 2014	$(29,000)
Cash paid for repurchase of 5,750 shares in first quarter of fiscal year 2015	$(57,000)

Total cash consideration	$416,352,000

•	Please revise the amount of cash effectively contributed by purchasers in this offering to reflect the gross proceeds of $124.95 million or tell us why you believe it is appropriate to present net proceeds.

The Company acknowledges the Staff’s comment and has revised its disclosure on page 44 in response to the Staff’s comment to reflect the gross proceeds of $124,950,000.

Financial Statements for the Fiscal Year Ended January 31, 2015

4.	We note your calculation of pro forma EPS on the face of your statement of income, and we note the related disclosures in footnote 1(aa). It is unclear to us how the guidance in SAB Topic 1:B3 supports adjusting the numerator and denominator of your EPS calculation for your intended use of proceeds such that you would reflect adjustments for reduced interest expense and for the number of shares whose proceeds could be used to repay debt. Instead, SAB Topic 1:B3 solely appears to contemplate a calculation of EPS in which the denominator is adjusted for the number of shares whose proceeds would be necessary to pay the excess amount of your dividends. Please advise or revise. Please also apply this comment to the similar calculation of pro forma EPS on the face of your interim statement of income.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised its pro forma EPS calculation accordingly. The revised pro forma EPS calculation does not reflect adjustments for reduced interest expense and for the number of shares whose proceeds could be used to repay debt. Accordingly, the net income for pro forma EPS calculation is $26.9 million for the fiscal year ended January 31, 2015 and $6.7 million for the 13 weeks ended May 2, 2015, in each case as reflected on the Company’s consolidated statements of income for such period. The Company has revised its disclosure on pages F-14 and F-34 to remove any adjustments to net income used in the calculation of pro forma EPS.

The revised calculation for the pro forma weighted average common shares outstanding is set forth below for both the fiscal year ended January 31, 2015 and the 13 weeks ended May 2, 2015:

Reconciliation of historical net income to unaudited pro forma net income (in thousands)	Fiscal year ended January 31, 2015	13 weeks ended May 2, 2015
Weighted average common shares outstanding–basic	48,202,480	48,196,500
Incremental shares from assumed IPO related to dividends in excess of earnings	5,758,287	5,758,287

Unaudited pro forma weighted average common shares outstanding–basic	53,960,767	53,954,787
Incremental shares from the dilutive impact of stock options	406,870	1,348,605

Unaudited pro forma weighted average common shares outstanding–diluted	54,367,637	55,303,392

The Company has revised its pro forma net income per common share to $0.50 for the fiscal year ended January 31, 2015 on page F-4 and respectfully advises the Staff that its pro forma net income per common share for the 13 weeks ended May 2, 2015 is $0.12 as set forth on page F-29. The Company has also revised its disclosure of its unaudited pro forma weighted average common shares outstanding on pages F-4, F-14, F-29, and F-34 to reflect the above calculation.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	John Swygert Executive Vice President and Chief Financial Officer Ollie’s Bargain Outlet Holdings, Inc.

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